Exhibit (l)

Cohen & Steers Preferred Securities and Income SMA Shares, Inc.

280 Park Avenue

New York, New York 10017

January 7, 2019

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, New York 10017

Dear Sirs:

Cohen & Steers Preferred Securities and Income SMA Shares, Inc. (the “Fund”) hereby accepts your offer to purchase 10,000 shares of Common Stock of the Fund, at a cash price of $10.00 for such shares, for an aggregate purchase price of $100,000. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Sincerely,

Cohen & Steers Preferred Securities and Income SMA Shares, Inc.

By:	/s/ Adam M. Derechin
Name:	Adam M. Derechin
Title:	President and Chief Executive Officer

Accepted:

Cohen & Steers Capital Management, Inc.

By:	/s/ Francis C. Poli
Name:	Francis C. Poli
Title:	Executive Vice President and General Counsel